SUPPL

ALLGREEN PROPERTIES LIMITED

06017955

File No. 82-4959

Date: 10 OCT 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

enc

dlw 10/31

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

ALLGREEN PROPERTIES LIMITED
(CO. REG. NO. 198601009N)

INCREASE IN PAID-UP SHARE CAPITAL OF SUBSIDIARY COMPANY

The Company wishes to announce that its wholly-owned subsidiary, Allgreen Properties (Tianjin) Pte. Ltd. has on 6 October 2006, increased its paid-up share capital from S$2 to S$100,000 by the issuance and allotment of 99,998 ordinary shares to the Company.

BY ORDER OF THE BOARD
MS ISOO TAN
COMPANY SECRETARY
10 OCTOBER 2006